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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                            ------------------------

                             WONDERWARE CORPORATION
                           (NAME OF SUBJECT COMPANY)

                                   SIEBE PLC
                             WDR ACQUISITION CORP.
                                   (BIDDERS)
                            ------------------------

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   978179109
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                DAVID K. ROBBINS
                    FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                       350 SOUTH GRAND AVENUE, 32ND FLOOR
                             LOS ANGELES, CA 90071
                                 (213) 473-2000

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                           CALCULATION OF FILING FEE

           TRANSACTION VALUATION: *                       AMOUNT OF FILING FEE:
                 $397,100,040                                    $79,420

* For purposes of calculating fee only. This amount is based on a per share offering price of $24.00, for 16,545,835 shares of common stock. Pursuant to the Agreement and Plan of Merger, dated as of February 24, 1998, by and among Wonderware Corporation (the "Company"), Siebe plc, WDR Acquisition Corp. (collectively, the "Bidders") and WDR Sub Corp., the Company represented to the Bidders that, as of such date, it had 14,314,078 shares of common stock issued and outstanding and 2,231,757 shares of common stock reserved for issuance upon exercise of outstanding stock options. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the aggregate of the cash offered by the Bidder.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable
Form or Registration No.: Not applicable
Filing Party: Not applicable
Dated Filed: Not applicable

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     This Tender Offer Statement on Schedule 14D-1 relates to the offer by WDR
Acquisition Corp., a Delaware corporation (the "Offeror"), and an indirect wholly owned subsidiary of Siebe plc, a public limited company organized under the laws of the United Kingdom ("Parent"), to purchase all of the outstanding shares of Common Stock, par value $0.001 per share, of Wonderware Corporation, a Delaware corporation (the "Company"), including the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement dated as of February 15, 1996, as amended on February 24, 1998, by and between the Company and The First National Bank of Boston, as Rights Agent (the "Shares"), at a price of $24.00 per Share, net to the seller in cash and without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated March 2, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal," which together with the Offer to Purchase, constitutes the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

ITEM 1. SECURITY AND SUBJECT COMPANY

     (a) The subject company is Wonderware Corporation, a Delaware corporation with its principal executive offices located at 100 Technology Drive, Irvine, California 92618.

     (b) The information set forth in the Introduction, and Section 1 "Terms of the Offer," of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 "Price Range of Shares; Dividends on the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND

     (a) through (d), (g) The information set forth in the Introduction, Section 9 "Certain Information Concerning Offeror," and Annex I of the Offer to Purchase is incorporated herein by reference.

     (e) None of the Offeror, Parent or, to the best knowledge of Offeror or Parent, any person listed in Annex I of the Offer to Purchase has, during the last 5 years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (f) None of the Offeror, Parent or, to the best knowledge of Offeror or Parent, any person listed in Annex I of the Offer to Purchase has, during the last 5 years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

     (a) and (b) The information set forth in Section 11 "Background of Offer" and Section 13 "The Transaction Documents" of the Offer to Purchase are incorporated herein by reference.

     In 1995, The Foxboro Company, an indirect wholly owned subsidiary of Parent ("Foxboro"), initiated litigation against Soft Systems Engineering, Inc. ("SSE"), currently a subsidiary of the Company, to delay the acquisition of SSE by the Company and subsequently amended its complaint to assert additional claims with respect to Foxboro's ownership interest in certain software developed by SSE. Following completion of the acquisition of SSE by the Company, Foxboro withdrew its initial claims related directly to the acquisition. In 1996, SSE filed its answer and counterclaim to Foxboro's amended complaint, seeking damages based upon SSE's allegation that Foxboro breached a purported contractual obligation to sell its interest in the subject software. In January 1997, the parties negotiated an agreement for the mutual dismissal of the claims asserted in the litigation. The litigation was thereafter dismissed.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a) through (c) The information set forth in Section 10 "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

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ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

     (a) through (e) The information set forth in Section 12 "Purpose of the Offer; The Merger; Plans for the Company," Section 13 "The Transaction Documents," and Section 14 "Dividends and Distributions" of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in the Offer to Purchase is incorporated herein by reference.

     (f) and (g) The information set forth in Section 7 "Effect of Offer on NASDAQ/NMS Listing, Market for Shares and SEC Registration" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a) and (b) None.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

     The information set forth in the Introduction, Section 1 "Terms of the Offer," Section 11 "Background of Offer," Section 12 "Purpose of the Offer; The Merger; Plans for the Company," Section 13 "The Transaction Documents," and
Section 14 "Dividends and Distributions" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The information set forth in Section 17 "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS

     The information set forth in Section 9 "Certain Information Concerning Offeror" and Annex II of the Offer to Purchase is incorporated herein by reference. Attached as Exhibit (g)(1) to Item 11 of this Statement are copies of the financial statements contained in the 1997 Report and Accounts of Parent and in the 1997 Interim Report of Parent, and certain financial information contained in the 1996 Report and Accounts of Parent, all of which are incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION

     (a) None or not applicable.

     (b) and (c) The information set forth in Section 16 "Certain Regulatory and Legal Matters" of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 7 "Effect of Offer on NASDAQ/NMS Listing, Market for Shares and SEC Registration" and Section 16 "Certain Regulatory and Legal Matters" of the Offer to Purchase is incorporated herein by reference.

     (e) None.

     (f) The Offer to Purchase, a copy of which is attached as Exhibit (a)(1) hereto, and the Letter of Transmittal, a copy of which is attached as Exhibit
(a)(2) hereto, each of which is incorporated in its entirety herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

        (a)(1)           -- Offer to Purchase, dated March 2, 1998.
        (a)(2)           -- Letter of Transmittal.
        (a)(3)           -- Letter from Merrill Lynch & Co., as Dealer Manager, to
                         Brokers, Dealers, Commercial Banks, Trust Companies and Other
                            Nominees.

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
        (a)(4)           -- Letter to Clients from Brokers, Dealers, Commercial Banks,
                            Trust Companies and Other Nominees.
        (a)(5)           -- Notice of Guaranteed Delivery.
        (a)(6)           -- Guidelines for Certification of Taxpayer Identification
                            Number on Substitute Form W-9.
        (a)(7)           -- Form of Summary Announcement, as published on March 2, 1998.
        (a)(8)           -- Press Release, as issued by Parent in the United Kingdom on
                            February 24, 1998.
        (a)(9)           -- Press Release, as jointly issued by Parent and the Company in the United States on February 24, 1998.
        (a)(10)          -- Press Release, as issued by Parent on March 2, 1998.
        (a)(11)          -- Confidentiality Agreement dated, February 17, 1998, between the Company and Parent.
        (b)              -- Revolving Credit Agreement, dated November 29, 1995, between
                            Parent, Siebe Inc., Deutsche Siebe GmbH, and Bankers Trust
                            Company, Natwest Capital Markets Limited and SBC Warburg, as
                            Arrangers, Swiss Bank Corporation as Agent, and lenders
                            parties thereto.
        (d) through (f)  -- None or not applicable.
        (c)(1)           -- The Agreement and Plan of Merger, dated as of February 24,
                            1998, among Offeror, Parent, WDR Sub Corp. and the Company.
        (g)(1)           -- Financial information contained in the 1997 and 1996 Reports and Accounts of Parent and 1997 Interim Report of Parent.

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                                   SIGNATURES

     After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

March 2, 1998

                                          SIEBE PLC

                                          By: /s/ COLIN P. BONSEY

                                            ------------------------------------
                                            Name: Colin P. Bonsey
                                            Title: Director of Planning

                                          WDR ACQUISITION CORP.

                                          By: /s/ JAMES C. BAYS

                                            ------------------------------------
                                            Name: James C. Bays
                                            Title: Vice President

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                                 EXHIBIT INDEX

        EXHIBIT                                                                 PAGE
        -------                                                                 ----
    (a)(1)             Offer to Purchase, dated March 2, 1998...............
    (a)(2)             Letter of Transmittal................................
    (a)(3)             Letter from Merrill Lynch & Co., as Dealer Manager,
                       to Brokers, Dealers, Commercial Banks, Trust
                       Companies and Other Nominees.........................
    (a)(4)             Letter to Clients from Brokers, Dealers, Commercial
                       Banks, Trust Companies and Other Nominees............
    (a)(5)             Notice of Guaranteed Delivery........................
    (a)(6)             Guidelines for Certification of Taxpayer
                       Identification Number on Substitute Form W-9.........
    (a)(7)             Form of Summary Announcement, as published on March
                       2, 1998..............................................
    (a)(8)             Press Release, as issued by Parent in the United
                       Kingdom on February 24, 1998.........................
    (a)(9)             Press Release, as jointly issued by Parent and the
                       Company in the United States on February 24, 1998....
    (a)(10)            Press Release, as issued by Parent on March 2,
                       1998.................................................
    (a)(11)            Confidentiality Agreement, dated February 17, 1998,
                       between the Company and Parent.......................
    (b)                Revolving Credit Agreement, dated November 29, 1995,
                       between Parent, Siebe Inc., Deutsche Siebe GmbH, and
                       Bankers Trust Company, Natwest Capital Markets
                       Limited and SBC Warburg, as Arrangers, Swiss Bank
                       Corporation as Agent, and lenders parties thereto....
    (d) through (f)    None or not applicable...............................
    (c)(1)             The Agreement and Plan of Merger, dated as of
                       February 24, 1998, among Offeror, Parent, WDR Sub
                       Corp. and the Company................................
    (g)(1)             Financial information contained in the 1997 and 1996
                       Reports and Accounts of Parent and 1997 Interim
                       Report of Parent.....................................